EXHIBIT 23.3
CONSENT OF WRIGHT & COMPANY, INC.

We hereby consent to the references to our firm, in the context in which they appear, and to the references to and incorporation of our report titled Evaluation of Oil and Gas Reserves, To the Interests of Gastar Exploration Ltd., In Certain Properties Located in Oklahoma, Pennsylvania, and West Virginia, Pursuant to the Requirements of the Securities and Exchange Commission, Effective January 1, 2013, Job 12.1461, dated January 15, 2013, included in the Annual Report on Form 10-K of Gastar Exploration Ltd. for the fiscal year ended December 31, 2012, as well as in the notes to the financial statements included therein.

Wright & Company, Inc.
TX. Reg. No. F-12302

By:     /s/ D. Randall Wright
D. Randall Wright, P.E.
President
Brentwood, Tennessee
March 11, 2013